

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

11 June 2003



03024079

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

03 JUN 30 7:21

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 9 June 2003, Re: Lion Industries Corporation Berhad ("LICB") - Proposal by Amsteel Mills Sdn Bhd, a 99% subsidiary of LICB, to borrow up to RM100 million from Sabah Forest Industries Sdn Bhd, a 97.78% subsidiary of Lion Forest Industries Berhad, which is in turn a 83.7% subsidiary of the LICB Group, for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as LION LAND BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **09-06-2003 06:27:11 PM**
Reference No **LI-030609-96662**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB" OR THE "Company") (formerly known as Lion Land Berhad)
Proposal by Amsteel Mills Sdn Bhd ("AMSB"), a 99% subsidiary of LICB, to borrow up to RM100 million from Sabah Forest Industries Sdn Bhd ("SFI"), a 97.78% subsidiary of Lion Forest Industries Berhad ("LFIB"), which is in turn a 83.7% subsidiary of the LICB Group

* **Contents :-**

1. Introduction

The Board of Directors of LICB wishes to announce that on 9 June 2003, AMSB had accepted SFI's letter of offer dated 9 June 2003 to lend up to RM100 million to AMSB upon the terms and conditions contained therein ("Proposed Financing"). The purpose of the Proposed Financing is to allow AMSB to complete and to run the meltshop facility located in Banting, Selangor Darul Ehsan.

Both LICB and AMSB have a 23.44% and 60.26% equity interest respectively in LFIB.

2. Information on AMSB's Meltshop Facility

AMSB had in late 1996 commenced construction of its new steel mill facility in Banting, Selangor Darul Ehsan ("Amsteel II"). Amsteel II is an integrated steel mill plant comprising the following facilities:

i) a meltshop using the electric arc furnace facility and capable of melting up to 1.25 million metric tonnes of molten steel ("Meltshop"); and
ii) a rolling mill with a capacity for the production of up to 500,000 metric tonnes of high-grade bars and wire rods ("Rolling Mill").

Following the financial meltdown affecting the Malaysian economy in the last quarter of 1997, the construction of Amsteel II including the Meltshop was shelved in April 1998. AMSB

commenced the construction of the Rolling Mill at the end of 2000. The Rolling Mill had commenced commercial production since July 2002 producing high-grade bars and wire rods. However, the construction of the Meltshop remained uncompleted.

AMSB is proposing to complete the Meltshop in which AMSB had already invested approximately RM490 million as at 31 March 2003 and the funds of up to RM100 million required for this purpose is being sought from SFI and will be utilised as set out in Table 1.

It is envisaged that the molten steel to be produced by the Meltshop will be sufficient to meet Amsteel II's own rolling requirement, in addition to the proposed off-take of at least up to 600,000 metric tonnes of molten steel by a related party.


LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)
09 JUN 2003

3. Salient terms of the Proposed Financing

The salient terms of the Proposed Financing are as follows:

- Tenure and Principal Repayment of the Proposed Financing:
  Annual instalments are as set out in Table 2.

- Availability Period:
  6 months from the date of satisfaction of the conditions precedent to the Proposed Financing. Any undrawn portion of the Proposed Financing by the expiry of the period shall be automatically cancelled.

- Interest Rate:
  12% p.a. ("Prescribed Rate"). Interest shall be calculated on the basis of the actual number of days elapsed in a year of 365 days.

- Interest Payment:
  The first interest payment shall be made 12 months from the date of first drawdown and thereafter interest shall be payable semi-annually in arrears.

- Default Interest:
  In the event of a default in the repayment or payment from the due date of the instalments and/or interest thereon or any monies due to be paid, AMSB shall pay SFI damages by way of interest at the rate of 1% per annum over and above the Prescribed Rate on the outstanding sums from the due date until the date of receipt of payment thereof.

- Prepayment:
  AMSB is permitted to prepay all or any part of the Proposed Financing subject to the following:

  (a) SFI is given seven (7) clear working days' prior written notice of the intended prepayment;
  (b) Such prepayment shall be for a minimum of RM2 million and any amount in excess of RM2 million shall be in multiples of RM100,000; and
  (c) Any amount prepaid shall not be available for re-borrowing.

- Security:
  Second charge over the non-vacant plot of land and building held under HS (D) 13425 PT 17216, Mukim Tanjung Dua Belas, District of Kuala Langat, Selangor ("Said Property") which shall rank in priority to the first charge created in favour of the existing lenders of

AMSB ("AMSB Lenders") ("Second Charge") subject always that SFI shall agree to disclaim their interest over the vacant portion of the land measuring approximately 60 acres/242,612 square metres pending sub-division of the said title into the vacant and non-vacant plots ("Security").

- Period required to satisfy all conditions precedents (as stated in section 6 below):
  Within three months from the date of the letter of offer or such other date as may be extended by the parties in writing.

- Events of default:
  The whole of the Proposed Financing and interest thereon and/or any other amount outstanding and unpaid under the Proposed Financing shall become due and immediately repayable upon SFI declaring one or more of the following events having occurred:

  1. Non-payment of principal and/or interest on the Proposed Financing;
  2. Breach of any terms and conditions contained in the security documents of this Proposed Financing;
  3. Declaration of event of default by the security agent acting on behalf of the AMSB Lenders;
  4. Step is taken for the winding-up or liquidation of AMSB or a receiver and/or manager of AMSB's assets is appointed;
  5. AMSB ceases to carry on its business;
  6. Occurrence of any material adverse change in the financial position of AMSB as determined by SFI; or
  7. Termination of the offtake agreement between AMSB and a related party for any reason whatsoever, other than due to compliance of any governmental provisions and/or regulations or unless SFI is satisfied that the steps undertaken by AMSB thereupon are able to provide an alternative adequate source for repayment of the Proposed Financing.

4. Rationale for the Proposed Financing

AMSB had invested approximately RM490 million in the Meltshop as at 30 March 2003 consisting of machineries which include the electric arc furnace plant. As the Meltshop remains uncompleted, any further delay in the completion of the Meltshop will result in deterioration in the condition of the machineries.

The proposal by AMSB to obtain the Proposed Financing to complete the Meltshop is timely as Amsteel II requires molten steel to be produced by the Meltshop to manufacture the high-grade billets as feedstock for its rolling mill to produce high-grade bars and wire rods. The high-grade billets are currently imported and there is difficulty in sourcing the billets in terms of availability and price. In addition, AMSB will also have an offtake of up to 600,000 metric tonnes of molten steel by a related party.

5. Financial Effects of the Proposed Financing

5.1 Share Capital

There will be no effect on the issued and paid-up capital of LICB as the Proposed Financing does not involve the issuance of new LICB shares.

5.2 Earnings

Assuming the Proposed Financing is to be completed in July 2003, the proposal is not expected to have any material impact on the earnings of the LICB Group for the financial

years ending 30 June 2003 and 30 June 2004.

5.3 Net Tangible Assets ("NTA")

On a proforma basis, the Proposed Financing is not expected to have a material impact on the NTA of the LICB Group based on the audited consolidated balance sheet as at 30 June 2002.

6. Conditions Precedent to the Proposed Financing

Pursuant to the letter of offer dated 9 June 2003, the Proposed Financing is conditional upon, *inter alia*, the following:

1) the approval of the shareholders of LICB and LFIB for the granting and acceptance of the Proposed Financing at their respective Extraordinary General Meeting to be convened;
2) the approval of SFI and AMSB for the granting and acceptance of the Proposed Financing which was procured on 26 May 2003 and 9 June 2003 respectively;
3) the consent of AMSB Lenders for the Proposed Financing, the creation of the Second Charge and any other relevant amendments to the security documents in favour of AMSB Lenders;
4) the execution of an offtake agreement for the consumption of up to 600,000 metric tonnes of molten steel per annum to be entered into between AMSB and a related party; and
5) any other relevant authorities, if required.

7. Directors' Interest

The following Directors do not consider themselves independent in respect of the Proposed Financing by virtue of the following:

1. Datuk Cheng Yong Kim is a major shareholder of the Company and LFIB.
2. Mr Cheng Yong Liang is the brother of Datuk Cheng Yong Kim. Both Datuk Cheng Yong Kim and Mr Cheng Yong Liang are also nephews of Tan Sri Cheng Heng Jem, a major shareholder of the Company and LFIB.
3. Mr Heah Sieu Lay is an employee of Lion Subang Parade Sdn Bhd, a company in which Tan Sri Cheng Heng Jem is deemed to have a substantial interest via his substantial shareholding in Lion Diversified Holdings Berhad, a subsidiary of LICB.
4. Dato' Kamaruddin @ Abas bin Nordin is an Executive Director of Lion Courts Sdn Bhd (a wholly-owned subsidiary of LICB), a company in which Tan Sri Cheng Heng Jem is deemed to have substantial interest via his substantial shareholding in LICB.

Save as disclosed above, none of the other Directors of LICB have any interest, direct or indirect, in the Proposed Financing.

8. Related Party Transaction

The Proposed Financing is deemed to be a related party transaction as defined under Chapter 10 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"). As such, in compliance with paragraph 10.08 of Chapter 10 of the Listing Requirements of the KLSE, Southern Investment Bank Berhad has been appointed as the Independent Adviser to advise the Independent Directors and the minority shareholders of LICB on the fairness and reasonableness of the Proposed Financing.

9. Directors' Opinion on the Proposed Financing

The Directors of the Company are of the opinion that the Proposed Financing is in the best interest of the Company.

10. Other Matter

The circular and independent advice letter containing details and evaluation of the Proposed Financing by the Company and Southern Investment Bank Berhad will be despatched to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

	RM'million
(1) Civil and Building Works/machinery and Equipment	92.0
(2) Supervison Fees/Project Administration	8.0
Total	100.0

Table 2

Date of Repayment:	**RM'million**
30 June 2005	10
30 June 2006	20
30 June 2007	20
30 June 2008	25
30 June 2009	25
Total	100

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)


0 9 JUN 2003